Filed by Centex Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 001-06776

CENTEX CORPORATION
2728 N. Harwood Street
Dallas, Texas 75201

August 3, 2009

Dear Centex Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Centex Corporation to be held on August 18, 2009. Your Board of Directors unanimously recommends that stockholders vote FOR the proposed merger with Pulte Homes, Inc.

Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important. If you have not already done so, please vote TODAY--by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card or voting instruction form in the postage-paid envelope provided.

Very truly yours,

Timothy R. Eller
Chairman and Chief Executive Officer
Centex Corporation

Additional Information

In connection with the proposed transaction, Pulte and Centex each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Pulte. The joint proxy statement/prospectus was mailed to Pulte shareholders and Centex stockholders on or about July 21, 2009. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus because it contains important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its Form 10-K/A filed with the SEC on July 28, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.